Syllaby, Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Syllaby, Inc. Balance Sheet 2023

Balance Sheet		
Syllaby, Inc.		
As of 2023-12-31		
ACCOUNT NUMBER	ACCOUNTS	Dec 31, 2023
	Assets	
	Cash and Bank	
	Business Adv Fundamentals (087)	$53,058.37
	Total Cash and Bank	$53,058.37
	Other Current Assets	
	Total Other Current Assets	$0.00
	Long-term Assets	
	R&D	$75,000.00
	Secured Deposit Account BofA	$50,000.00
	Total Long-term Assets	$125,000.00
	Total Assets	$178,058.37
	Liabilities	
	Current Liabilities	
	Accounts Payable	-$590.46
	CORP Account - Business Adv Customized Cash Rewards - 58	$30.73
	Total Current Liabilities	-$559.73
	Long-term Liabilities	
	Total Long-term Liabilities	$0.00
	Total Liabilities	-$559.73
	Equity	
	Common Shares	$67,800.00
	SAFE NOTE - Premordial	$25,000.00
	Retained Earnings	
	Profit between Jan 1, 2023 and Dec 31, 2023	$85,818.10
	Total Retained Earnings	$85,818.10
	Total Equity	$178,618.10

Syllaby, Inc. Profit and Loss 2023

Profit and Loss		
Syllaby, Inc.		
Date Range: 2023-01-01 to 2023-12-31		
ACCOUNT NUMBER	ACCOUNTS	Jan 01, 2023 to Dec 31, 2023
	Income	
	Sales	$603,724.37
	Total Income	$603,724.37
	Cost of Goods Sold	
	COG Subscription	$105,590.48
	Commissions	$468.04
	affiliate commission	$1,734.53
	Total Cost of Goods Sold	$107,793.05
	Gross Profit	$495,931.32
	Operating Expenses	
	Accounting Fees	$32.61
	Advertising & Promotion	$8,396.96
	Bank Service Charges	$403.11
	Computer – Hosting	$1,710.33
	Computer – Software	$25,870.52
	Interest Expense	$193.37
	Meals and Entertainment	$1,348.69
	Office Supplies	$80.76
	Payroll – Salary & Wages	$113,650.46
	Professional Fees	$253,929.24
	Travel Expense	$4,497.17
	Total Operating Expense	$410,113.22
	Net Profit	$85,818.10

Syllaby, Inc. Cash Flow 2023

Cash Flow		
Syllaby, Inc.		
Date Range: 2023-01-01 to 2023-12-31		
	CASH INFLOW AND OUTFLOW	Jan 01, 2023 to Dec 31, 2023
	Operating Activities	
	Sales	$603,724.37
	Purchases	-$404,815.54
	Payroll	-$113,650.46
	Net Cash from Operating Activitie	$85,258.37
	Investing Activities	
	Other	-$125,000.00
	Net Cash from Investing Activities	-$125,000.00
	Financing Activities	
	Owners and Shareholders	$92,800.00
	Net Cash from Financing Activitie	$92,800.00
	OVERVIEW	
	Starting Balance	$0.00
	Gross Cash Inflow	$728,565.70
	Gross Cash Outflow	$675,507.33
	Net Cash Change	$53,058.37
	Ending Balance	$53,058.37

<h1 style="text-align:center">Syllaby, Inc</h1>
<p style="text-align:center">Statement of Changes in Equity</p>

Particulars	Amount
Common Shares - Beginning Balance	$0.00
Issuance of Common Shares	$67,800.00
Common Shares - Ending Balance	$67,800.00
SAFE Notes - Beginning Balance	$0.00
SAFE Notes Issued	$25,000.00
SAFE Notes - Ending Balance	$25,000.00
Retained Earnings - Beginning Balance	$0.00
Net Profit for the Year	$85,818.10
Retained Earnings - Ending Balance	$85,818.10
Total Equity - Beginning Balance	$0.00
Issuance of Common Shares	$67,800.00
SAFE Notes Issued	$25,000.00
Net Profit for the Year	$85,818.10
Total Equity - Ending Balance	$178,618.10

Syllaby, Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Syllaby, Inc (the "Company") is a corporation organized in January 1, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.